Exhibit 99.1

Confidential

EXECUTION VERSION

VERTICAL AEROSPACE LTD.

Equity Financing

Legally Binding Term Sheet

This term sheet (this “Term Sheet”) dated 21 January 2024 (“Execution Date”) sets out the material terms and conditions relating to the proposed investment by Stephen Fitzpatrick (“SF”) or any entity wholly-owned by him (SF or any such entity, the “Investor”) in Vertical Aerospace Ltd., a Cayman Islands exempted company (the “Company”, and together with SF, the “parties”).

This Term Sheet represents the legally binding obligations of SF and the Company. The parties shall use best efforts, diligently and in good faith to agree and finalize the Transaction Documentation (as defined below) on the terms, conditions and principles specified under “Transaction Documentation / Documentation Principles” below. The parties agree that the failure to enter into or any delay(s) in the execution of all or any of the Transaction Documentation shall not in any manner affect the binding nature of this Term Sheet or the implementation of the Transaction (as defined below) as per the terms set out herein.

EQUITY ISSUANCE

Issuer:	Vertical Aerospace Ltd., a Cayman Islands exempted company.

Securities:	The ordinary shares, par value $0.0001 per share, in the share capital of the Company (each an “Ordinary Share”) and the warrants issued by the Company which entitles the holder to purchase one Ordinary Share at a strike price of $5.00 per warrant (the “Warrants”).

Transaction:	The Investor agrees to purchase from the Company, and the Company agrees to issue to the Investor, up to $50 million worth of Ordinary Shares and Warrants, at the Purchase Price, resulting in aggregate gross proceeds of up to $50 million (the “Transaction”), subject to the terms set out herein.

Investment:

Subject to the satisfaction of the closing conditions set forth herein, an initial investment of $25 million (the “Initial Investment”) will be paid to the Company within 10 business days from the date on which the last Closing Condition (as defined below) is satisfied. A further investment (the “Further Investment”) will be made within 10 business days of 31 July 2024 (the “Backstop Date”). The Further Investment shall be an amount equal to $25 million less any equity capital raised (excluding the Initial Investment, but including any proceeds from an ELOC or ATM facility) in the period from the Execution Date through to the Backstop Date (for the avoidance of doubt such equity capital raise must have been completed or Committed (as defined below), and such proceeds received or Committed (being “External Funding”), by the Backstop Date in order to reduce the Further Investment); provided that the Investor shall remain liable to fund any amount Committed, but not funded, by any third party investor on or prior to the Fundraise Deadline (and the Investor agrees to fund such amounts not later than 5 business days following the Fundraise Deadline).

As used herein, a “Committed” equity capital raise means a creditworthy source (as reasonably determined by the Board) has entered into a legally binding, enforceable obligation by 31 July 2024 to provide funds to the Company (subject only to customary conditions) by no later than 31 October 2024 (the “Fundraise Deadline”).

Ordinary Share Purchase Price:	Initial Investment – $10.00 per Ordinary Share. Further Investment – the purchase price per Ordinary Share will be:

1.	if the entire amount of the Further Investment is funded by the Investor, a price determined at the election of the Investor but to be not less than the greater of (a) the 30 trading day VWAP of the Ordinary Shares as at the Backstop Date (calculated to four decimal places and determined without regard to after-hours trading as reported by Bloomberg, L.P.) and (b) $1.00; and

2.	if the Further Investment is reduced by External Funding, a price determined at the election of the Investor but to be not less than the per Ordinary Share price paid in respect of the External Funding (excluding any proceeds from an ELOC or ATM facility).

The Investor will indemnify the Company for any tax and national insurance contributions, if any, arising in connection with the issuance or exercise of the Ordinary Shares or Warrants. The Company will have a right to withhold any taxes that become payable in respect of the Ordinary Shares issued as part of the Initial Investment, Further Investment or upon exercise of the Warrants.

Number of Ordinary Shares:

Initial Investment – the number of Ordinary Shares to be issued will be equal to the quotient of (a) $25 million less the applicable aggregate Warrant Valuation (as defined below) divided by (b) $10.00.

Further Investment – the number of Ordinary Shares to be issued will be equal to the quotient of (a) $25 million less External Funding divided by (b) the per Ordinary Share price for the Further Investment.

Number of Warrants:

On the Closing Date (as defined below), the Company will issue 50 million Warrants to the Investor.

The Warrants will be issued pursuant to a warrant agreement customary for this type of transaction (the “Warrant Agreement”). Save for the strike price, the Warrants will have the same material terms as the warrants issued under the American Warrant Instrument (as defined in the Company’s Form 20-F) and will expire at 5:00 p.m., New York City time, ten years from the date of issuance (or such shorter period determined at the election of the Investor following the Company’s completion of the valuation of the Warrants) or earlier upon redemption or liquidation.

Warrant Valuation:	Prior to the Closing Date, the Company will in good faith determine the fair market value of the each Warrant to be issued, taking into account, amongst other things, the trading price of the Ordinary Shares (the “Warrant Valuation”). The Company will consult in good faith with SF in respect of any comments of SF in respect of the valuation, but the Company shall retain the final decision on the Warrant Valuation.

Purpose/Use of Proceeds:	The proceeds from the Transaction will be used for general corporate purposes and to pay fees and expenses relating to the Transaction.

Closing Date:	The date on which the Required Amendments become effective and the Company receives cash in an amount equal to the Initial Investment (the “Closing Date”).

Closing Conditions:

The Investor’s obligation to purchase Ordinary Shares pursuant to the Investment Agreement shall be conditional upon satisfaction of the following conditions (each a “Closing Condition”):

1.     receipt of any required regulatory approvals;

2.    entry into the Registration Rights Agreement (as defined below);

3.     the Board having called a valid extraordinary general meeting of the Company’s members to vote on the Required Amendments to the Company’s Memorandum and Articles of Association (the “Articles”);

4.     the Required Amendments (as defined below) shall have been passed at an extraordinary general meeting of shareholders; provided, however, that this Closing Condition shall be deemed fully satisfied if a valid extraordinary general meeting of the Company’s members to vote on the Required Amendments has been validly called and SF as a member of the Company does not vote in favor of the Required Amendments;

5.     no Material Adverse Effect (as defined below) having occurred between (a) the Company’s last audited financial statements filed prior to the Execution Date and (b) (i) in the case of the Initial Investment, the Closing Date or (ii) in the case of the Further Investment, the Backstop Date or Fundraise Deadline (as applicable); and

6.     the Company’s issued and outstanding Ordinary Shares being listed on any of The New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors).

As used herein, “Material Adverse Effect” shall mean any event, change, delay, development, occurrence, condition or effect with respect to the Company that has a material adverse effect on (x) the assets, business, prospects, shareholders’ equity, results of operations or financial position of the Company and its subsidiaries, taken as a whole, (y) the validity of the Shares, or (z) the legal authority of the Company to enter into and timely perform its obligations under Investment Agreement; provided that no Material Adverse Effect shall be deemed to have occurred if such event, change, delay, development, occurrence, condition or effect:

(i)   was known by SF as at the Execution Date to have already occurred or to be going to occur; or

(ii)  was directly caused by any act(s) or omission(s) of SF which were or should have been known by SF to be likely to cause such material adverse effect.

Closing Documentation:

The Company undertakes at the Closing Date to:

1.     file a customary Form 6-K announcing the closing of the Transaction with the relevant documentation;

2.     deliver customary letters of instruction by the Company and legal opinions of the Company’s counsel to the Company’s transfer agent for the Initial Investment; and

3.     deliver customary opinions of the Company’s counsel with respect to the issuance of the applicable Ordinary Shares to the Investor.

SHAREHOLDER RIGHTS

Governance:

The Articles shall be amended to reflect the following governance provisions (the “Required Amendments”):

1.       provide for a board of directors (“Board”) comprising up to seven directors, of which:

a.     SF may propose to the Nominating and Corporate Governance Committee (the “NomGov Committee”) up to:

i.       four individuals to sit on the Board for so long as SF (whether directly or indirectly) holds greater than 50.0% of the Company’s Ordinary Shares issued and outstanding (of which two individuals must be “independent directors” as determined in good faith by the NomGov Committee);

ii.      three individuals to sit on the Board for so long as SF (whether directly or indirectly) holds greater than 36.7% of the Company’s Ordinary Shares issued and outstanding (of which one individual must be an “independent director” as determined in good faith by the NomGov Committee );

iii.     two individuals to sit on the Board for so long as SF (whether directly or indirectly) holds greater than 23.2% of the Company’s Ordinary Shares issued and outstanding; and

iv.     one individual to sit on the Board for so long as SF (whether directly or indirectly) holds greater than 10.0% of the Company’s Ordinary Shares issued and outstanding,

(each an “Appointed Director”), and for clarity, for as long as he remains a director on the Board, SF shall be considered an Appointed Director;

b.     any seats for which SF is not permitted to propose a director may be filled in accordance with the existing provisions of article 30 of the Articles (the “General Directors”);

2.     give the NomGov Committee the right to review each independent director proposed to the Board by SF for fitness (it being understood that SF agrees and acknowledges that he shall, in good faith, apply the criteria established by the NomGov Committee in selecting non-independent Appointed Directors) and, if deemed fit for service (or, with respect to non-independent Appointed Directors, proposed and deemed fit for service by SF), the NomGov Committee will recommend the individuals for election by a majority vote of the Board;

3.     allow SF to propose successive individuals until a director position is filled, if a prior proposed individual is deemed unfit by the NomGov Committee;

4.     provide that (a) other than in respect of an “independent director”, SF may remove any Appointed Director by delivering notice to the Company and (b) any Appointed Director who is an “independent director” and any General Directors may removed in accordance with the process set forth in the Articles;

5.     provide that the Audit Committee comprise only “independent directors” and all other committees of the Board comprise a majority of “independent directors” and subject to the foregoing, for so long as SF holds greater than 50% of the Company’s Ordinary Shares issued and outstanding (whether directly or indirectly), SF may designate up to one Appointed Director to serve on the Board’s committees; and

6.     permit a Company shareholder (or group of shareholders acting together) who individually (or in the aggregate) holds greater than 10.0% of the Company’s Ordinary Shares issued and outstanding to convene an extraordinary general meeting and permit such shareholders to table items for the agenda. Such items may include (i) the proposed appointment (subject to being deemed fit for service as set forth above) of individuals as General Directors (except that SF and his affiliates shall not be permitted to table appointments for General Directors to the Board for so long as SF has a right to propose three or more Appointed Directors), (ii) the removal of any Appointed Director who is an “independent director” and any General Directors, which in the case of both (i) and (ii) shall require approval by an ordinary resolution; and (iii) all other matters permitted by applicable law, which if tabled shall be approved by ordinary or special resolution in accordance with the Articles and applicable law.

Required Amendments	As will also be set out in the Investment Agreement (as defined below): (a) the Company undertakes to call an extraordinary general meeting to approve the Required Amendments, not to cancel such extraordinary general meeting and to reconvene it if circumstances arise which prevent it from being held or from SF being able to attend and vote; and (b) SF undertakes to vote in favor of the Required Amendments at such extraordinary general meeting.

SF Reserved Matters:

A legally binding side letter between the Company and SF (the “Side Letter”) will be entered into to provide SF with the rights set out below.

1.     For so long as SF holds greater than 10% of the Company’s Ordinary Shares issued and outstanding (whether directly or indirectly), any amendment to the Articles proposed by the Company which is   materially   adverse to SF’s rights regarding the appointment and removal of directors will require the prior   written   consent of SF.

2.     For so long as SF holds greater than 25% of the Company’s Ordinary Shares issued and outstanding (whether directly or indirectly), any increase in the maximum number of seats on the Board proposed by the Company will require the prior written consent of SF.

3.     For so long as SF holds greater than 50% of the Company’s Ordinary Shares issued and outstanding (whether directly or indirectly), SF shall have a veto right over:

a.    the Board’s appointment of any individual to serve as the chair of the Board; and

b.    any issuance of Ordinary Shares or new instruments convertible into or exchangeable or exercisable for Ordinary Shares following which:

i.       SF would own less than 50.1% of the Company’s issued and outstanding Ordinary Shares immediately following such issuance; or

ii.      SF would own less than 50.1% of the Company’s Ordinary Shares on a fully diluted basis at any time, having taken into account the exercise of all warrants, options and other similar instruments and the conversion of any outstanding convertible notes prior to their maturity date (including pursuant to any adjusted conversion mechanics as a result of such issuance and reflecting all applicable accrued interest).

For the avoidance of doubt nothing herein shall give SF a veto right over the performance of any of the Company’s outstanding contractual obligations as of the Execution Date or any issuance of employee shares, options or other instruments in accordance with the applicable employee incentive plans.

GENERAL

Registration Rights:

The Investor will be granted customary registration rights with respect to the purchased Ordinary Shares. On the Closing Date, the Company and the Investor will also enter into a registration rights agreement governed by New York law pursuant to which the Company agrees to file (i) a Form F-1 or F-3 (as applicable) to register the Ordinary Shares purchased by the Investor and the Ordinary Shares underlying the Warrants and (ii) a Supplemental Listing Application with the New York Stock Exchange for the Investor’s Ordinary Shares, each within 45 days of the Closing Date (the “Registration Rights Agreement”).

Without limiting the foregoing, the Company will, promptly file and cause to become effective a customary shelf registration statement covering the applicable Ordinary Shares issued to the Investor. The Company will cause such registration statement to remain effective until the earlier of the date (a) all registrable securities are sold by the holders thereof and (b) such securities are freely tradable under Rule 144 without limitation as to volume or manner of sale.

Lock-Up:	The Investor will enter into a lock-up agreement governed by New York law pursuant to which the Investor will agree to customary lock-up restrictions on transfer of the Ordinary Shares received in the Transaction for a period of 180 days from the applicable date of issuance (the “Lock-Up Agreement”).

Transaction Documentation / Documentation Principles:

The Investor will enter into an investment agreement with customary terms and conditions for a transaction of this type (the “Investment Agreement”), including standard representations, warranties and covenants of the Company customary for a transaction of this type, as well as customary conditions to closing. The Investment Agreement shall be based on that certain amended and restated subscription agreement between the Company and SF, amongst others, dated 26 October 2021 (the “Agreed Precedent”), as amended to give effect to the provisions contemplated by this Term Sheet.

The parties to this Term Sheet acknowledge and agree that it is the parties’ intention that funding of the Initial Investment take place pursuant to the Investment Agreement and they will negotiate the Investment Agreement in good faith to reflect the provisions set out in this Term Sheet and use best efforts to execute the Investment Agreement within twenty (20) business days following the Execution Date (or such longer date as may be mutually agreed, but in any event prior to 1 March 2024) (the “Proposed Signing Date”).

If, despite negotiation in good faith and the use of best efforts, the Investment Agreement has not been agreed by the parties prior to the Proposed Signing Date, then on the date falling five (5) business days thereafter (or such later date as counsel to the Company has prepared a draft for signature on the following basis) the parties each undertake to sign an Investment Agreement which will contain: (a) provisions that reflect the terms of this Term Sheet; and (b) in relation to any matter that is not (or that is only partially) dealt with in this Term Sheet, but which is dealt with in the Agreed Precedent, provisions that are consistent with the corresponding provisions of the Agreed Precedent.

The Investment Agreement, the Registration Rights Agreement, the Warrant Agreement, the Lock-Up Agreement, the Side Letter, the Amended and Restated Memorandum and Articles of Association and other documents required to effect the Transaction shall be referred to as the “Transaction Documentation”.

The Transaction Documentation will incorporate review from the accounting, tax, diligence, trustee, DTC clearing, local counsel and stock exchange perspectives, among other inputs for public company issuers.

Expenses:

The Investment Agreement will contain customary provisions for expenses, including, subject to an amount agreed between the parties, reimbursement by the Company of reasonable and documented expenses of legal counsel to the Investor (including Cayman counsel) in connection with the transactions contemplated by this Term Sheet.

Entire Agreement:	This Term Sheet sets out the entire agreement between the parties relating to the subject matter of this Term Sheet and, until execution and delivery of the Transaction Documentation, supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

Confidentiality:	This Term Sheet (including its existence and any of its terms and contents), any information obtained during discussions or negotiations, and each party’s interest in this transaction are strictly confidential and, without the prior written consent of the other party, such information may not be disclosed to anyone, other than (i) as required by law or any regulatory agency and (ii) the parties’ representatives, affiliates, limited partners, lenders, investors and managed accounts, who need to know such information for the purposes of assessing this Term Sheet and/or facilitating a potential transaction, provided that such persons are informed of the confidential nature of all such information and who are subject to customary confidentiality obligations of professional practice or who are or have been advised to keep the same confidential.

Governing Law:	This Term Sheet, and any claim or cause of action hereunder based upon, arising out of or related to this Term Sheet (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Term Sheet, shall be governed by and construed in accordance with the Laws of the State of New York, including its statute of limitations, without giving effect to principles or rules of conflicts of law thereof, to the extent they would require or permit the application of laws or statute of limitations of another jurisdiction.

Forum:	Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any state or federal court sitting in the Borough of Manhattan in the City and State of New York, in connection with any matter based upon or arising out of this Term Sheet. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS TERM SHEET WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS TERM SHEET. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

IN WITNESS WHEREOF, each of the Company and SF has executed or caused this Term Sheet to be executed by its duly authorized representative as of the date set forth below.

COMPANY:

VERTICAL AEROsPACE LTD.

By:	/s/ Mike Flewitt
	Name:	Mike Flewitt
	Title:	Chair of Board of Directors

[Signature Page – Binding Term Sheet (Equity Financing)]

STEPHEN FITZPATRICK:

By:	/s/ Stephen Fitzpatrick

[Signature Page – Binding Term Sheet (Equity Financing)]